GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 NOV 18 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

10 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

04046194

New GKN PLC

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

Enc

dlw 11/22

82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 9 November 2004 it purchased 500,000 of its ordinary shares at a price of 224.7671p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 8,400,000 of its ordinary shares in Treasury and has a total of 727,031,970 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
9 November 2004